Exhibit (a)(1)(C)
Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

PARDES BIOSCIENCES, INC.

at

A Base Price of $2.02 per Share in Cash, an Additional Amount of Up to $0.17 per Share in Cash, Plus One Non-Transferable Contractual Contingent Value Right for Each Share, Which Represents the Right to Receive One or More Payments in Cash, Contingent upon Receipt of Proceeds from Disposition of CVR Products during the Disposition Period and Occurrence of Certain Other Events Described in the CVR Agreement

by
MEDIPACIFIC SUB, INC.

a wholly owned subsidiary of

MEDIPACIFIC, INC., an affiliate of

FS DEVELOPMENT HOLDINGS II, LLC,
FORESITE CAPITAL MANAGEMENT V, LLC,
FORESITE CAPITAL OPPORTUNITY FUND V, L.P.,
FORESITE CAPITAL OPPORTUNITY MANAGEMENT V, LLC,
FORESITE CAPITAL FUND V, L.P. and
JAMES TANANBAUM
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON AUGUST 25, 2023, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.
July 28, 2023
To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:
We have been engaged by MediPacific Sub, Inc., Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of MediPacific, Inc., a Delaware corporation, to act as Information Agent in connection with Purchaser’s offer to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Pardes Biosciences, Inc., a Delaware corporation (“Pardes”), for: (i) $2.02 per Share, (ii) an additional amount of cash of up to $0.17 per Share (such amount as finally determined pursuant to the Agreement and Plan of Merger, dated as of July 16, 2023 (together with any amendments or supplements thereto, the “Merger Agreement”), among Pardes, Parent and Purchaser) and (iii) one non-transferable contractual contingent value right per Share (each, a “CVR”), all upon the terms and subject to the conditions described in the Offer to Purchase (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee. After careful consideration and upon the unanimous recommendation of a Special Committee of the Pardes board of directors (the “Pardes Board”), the non-recused members of the Pardes Board have duly and unanimously adopted resolutions: (i) determining that the Offer, the Merger (as defined in the Offer to Purchase) and the other transactions are fair to and in the best interests of Pardes and the Pardes’ stockholders, other than the Foresite Stockholders (as defined in the Offer to Purchase), the Special Committee and the officers of Pardes subject to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (collectively, the “Unaffiliated Stockholders”), and (ii) approving the execution of the Merger Agreement and, subject to the terms and conditions of the Merger Agreement, recommending that the Unaffiliated Stockholders accept the Offer and tender their Shares pursuant to the Offer, which resolutions shall not be subsequently rescinded, modified or withdrawn in any way, except in connection with a Superior Company Proposal (as such term is used in the Merger Agreement).

Concurrently with the execution of the Merger Agreement, and as a condition and inducement to Pardes’ willingness to enter into the Merger Agreement and the CVR Agreement (as defined in the Offer to Purchase), Foresite Capital Opportunity Fund V, L.P., Foresite Capital Fund V, L.P. and FS Development Holdings II, LLC (each, a “Guarantor” and collectively, the “Guarantors”), affiliates of Parent, have duly executed and delivered to Pardes a limited guaranty (the “Limited Guaranty”), dated as of the date of the Merger Agreement, in favor of Pardes and the holders of CVRs, certain obligations of Parent and Purchaser under the Merger Agreement and certain obligations of Pardes under the CVR Agreement. The Guarantors’ obligations under the Limited Guaranty are subject to a cap of $7.5 million with respect to obligations to Pardes arising under or in connection with the Merger Agreement and $400,000 with respect to obligations to the holders of CVRs arising under or in connection with the CVR Agreement. Each Guarantor is considered a co-offeror in the Offer.
Certain conditions to the Offer are described in Section 13 of the Offer to Purchase.
For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:
1.	The Offer to Purchase;
2.
The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” providing information relating to backup U.S. federal income tax withholding;

3.
A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

4.	Pardes’ (i) Solicitation/Recommendation Statement on Schedule 14D-9 and (ii) Transaction Statement on Schedule 13e-3 pursuant to Section 14(f) and Section 13(e) of the Securities Exchange Act.
Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire one minute after 11:59 p.m., Eastern time, on August 25, 2023, unless the Offer is extended or earlier terminated.
For Shares to be properly tendered pursuant to the Offer, the share certificates (if any) or confirmation of receipt of such Shares under the procedure for book-entry transfer through The Depository Trust Company (“DTC”), together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or, in the case of book-entry transfer, either such Letter of Transmittal or an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary, all in accordance with the Offer to Purchase and the Letter of Transmittal.
Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Depositary and the Information Agent as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. The Surviving Corporation (as defined in the Offer to Purchase) will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.
Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.
Very truly yours,

Innisfree M&A Incorporated
Nothing contained herein or in the enclosed documents shall render you the agent of the Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.
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